

May 16, 2014

Via Email
David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 11th Floor
New York, NY 10174

> **Re:** **Quinpario Acquisition Corp.**
> **Schedule TO-I**
> **Filed May 6, 2014**
> **File No. 005-87586**

Dear Mr. Miller:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the disclosure in the Schedule TO and preliminary proxy statement to ensure that each document is consistent with the other and reflects disclosure revisions made to address staff comments on either filing.

2. Given the nexus of the warrant transaction to the proxy solicitation, please file as exhibits to the Schedule TO all soliciting material filed under cover of Schedule 14A that relates to the business combination transaction.

<u>Summary Term Sheet and Questions & Answers, page 1</u>

<u>What if more than 9,200,000 are tendered…, page 3</u>

3.   Refer to the statement that "[y]our present intention, if the Offer is oversubscribed, is not to purchase more than 9,200,000 Warrants…" (emphasis added). Please advise and confirm your understanding of Exchange Act Rule 13e-4 (f)(1)(ii) and the note thereto.

<u>Risk Factors, page 7</u>

4.   You caution securityholders to "not… place undue reliance on the forward-looking statements contained in this Offer to Purchase, which speak only as of the date of this Offer to Purchase…" Please revise to confirm the company's obligations to update the disclosure included in the Offer to Purchase, inclusive of Annex A pursuant to Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

<u>Section 6. Conditions of the Offer, page 17</u>

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Your reference to "any action or omission to act" renders the condition incapable of such objective verification. Please revise.

6.   We refer to disclosure throughout the Offer to Purchase and proxy statement which states the Warrant Offer will not be completed if "…it is reasonably likely to impair or delay the closing of the Business Combination or the receipt of any portion of our proposed Debt Financing…" If this is a stated condition of your offer, revise to include it under this heading. Further, please draft the condition with sufficient specificity to allow for objective verification. We remind you that where a bidder reserves the right to assert the occurrence of offer conditions for reasons that do not appear objectively verifiable, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure consistent with this comment in the Offer to Purchase and proxy statement.

7.   Subparagraph (i) of the first bullet point under this heading is overly broad and does not appear to be qualified by any standard of reasonable judgment or materiality. Please revise the condition to include a materiality standard and to confirm that the bidder's ability to assert the condition would be pursuant to an exercise of reasonable judgment. Refer generally to Section 14(e).

8.   Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where

satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

9.   Please refer to the last sentence of the last paragraph under this heading. Your determinations are subject to securityholders' right to challenge such determinations in a court of competent jurisdiction. Please revise your disclosure accordingly.

Section 8: Source & Amount of Funds

10.   We note that warrants to be purchased in the offer will be funded from proceeds in the trust account. It appears that a condition of your offer is that it not "…impair or delay the closing of the Business Combination or the ability of the Company or Quinpario Sub to obtain any portion of the debt financing needed to consummate the Business Combination…" A condition to the closing of the business combination is that the trust account contain no less than $115 million. Clarify whether these conditions to your offer and the business combination will be triggered based on the total payments due to tendering warrantholders (i.e., after giving effect to share redemptions, if the total dollar amount owed to warrantholders who tender would result in there being less than $115 million in the trust account). Please make corresponding clarifying revisions in the proxy statement.

11.   Please refer to our prior comment. It would appear that the financing of the offer is not yet certain given that the purchase of any warrants can only occur after satisfaction of conditions related to the business combination. The business combination is conditioned on $115 million remaining in the trust account, which, in certain circumstances, may only occur following the receipt of funds from various parties to the transaction. Please clarify whether the offer is subject to a financing condition or advise us of why this is not necessary. We may have further comment.

12.   Refer to Item 1007(b) of Regulation M-A. Clarify further that the funds will not be released unless the business combination condition is met and that accordingly, there are no alternate financing plans.

Section 11. Important Information Concerning Quinpario, page 25

13.   Please revise to provide the correct dates corresponding to the deadlines for completion of the business combination.

Annex A: Revised Preliminary Proxy, A-1

Questions and Answers about the Proposals for Stockholders…, page A-19

Do I have redemption rights…, page A-25

14.   We refer to the 20% condition. Please supplementally advise us of how you will make an objectively verifiable determination of whether the condition has been triggered. Do securityholders have the ability to challenge the determination? We may have further comment.

If I am a Quinpario warrantholder, can I exercise redemption rights…," page A-26

15.   Please revise your disclosure to disclose the commencement of the tender offer. As referenced in a prior comment, clarify whether the possible depletion of the trust account by up to $6.9 million could result in the termination of the warrant offer.

What will happen if I abstain from voting…, page A-28

What will happen if I abstain from voting…, page A-28

16.   On page A-4, you disclose that only shareholders who affirmatively vote for or against the business combination and who properly demand redemption rights may obtain a pro rata portion of the funds held in the trust. However, under this question and on page A-90, you do not reference any such "affirmative vote" precondition to seeking redemption. Please advise or revise to clarify wherever applicable.

17.   Referencing applicable state law and/or the constitutive documents of the company, please advise us whether the company may disallow redemptions by shareholders who properly demand redemption but who fail or abstain from voting. We may have further comment.

                                        *   *   *

        Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Jeffrey M. Gallant, Esq.
                 Graubard Miller